

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 3, 2009

Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District
Beijing 100080
People's Republic of China

      RE: New Oriental Education &Technology Group Inc.
              Form 20-F for the year ended May 31, 2008
              Filed October 23, 2008
              File No. 001-32993

Dear Mr. Hsieh:

      We have completed our review of your Form 20-F and have no further comments at this time.

              Sincerely,

              Larry Spirgel
              Assistant Director

Cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: 852 3740 4727